12013609

OJC
3/5/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2012
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puritan Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16801 Addison Road, Suite 400
(No. and Street)

Addison (City) Texas (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name – *if individual, state last, first, middle name*)

P. O. Box 7616 (Address) Waco (City) Texas (State) 76714-7616 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KQ
4/5

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puritan Brokerage Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of
Puritan Financial Companies, Inc.)
Financial Statements and
Supplemental Information
December 31, 2011 and 2010
(With Independent Auditors' Report Thereon)

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Table of Contents

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin and Waco

Independent Auditors' Report

The Board of Directors
Puritan Brokerage Services, Inc.:

We have audited the accompanying statements of financial condition of Puritan Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Puritan Financial Companies, Inc., as of December 31, 2011 and 2010, and the related statements of loss, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Brokerage Services, Inc., a wholly-owned subsidiary of Puritan Financial Companies, Inc., at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 10 through 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional

procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 22, 2012

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Financial Condition

December 31, 2011 and 2010

		2011	2010
Assets			
Cash	$	8,027	33,173
Cash deposit with clearing organization		30,992	30,976
Receivable from clearing organization		2,678	11,887
Receivable from parent		1,127	-
Other receivables		1,334	1,494
Furniture and fixtures, less accumulated depreciation of $2,238 and $1,695, respectively		1,559	2,102
Other assets		10,167	7,505
	$	55,884	87,137
Liabilities and Stockholder's Equity			
Payable to parent	$	-	24,293
Accounts payable and other liabilities		21,042	18,784
Total liabilities		21,042	43,077
Stockholder's equity:			
Common stock, par value $0.01 per share; 7,000 shares authorized, issued and outstanding		70	70
Additional paid-in capital		806,753	641,753
Accumulated deficit		(771,981)	(597,763)
Total stockholder's equity		34,842	44,060
	$	55,884	87,137

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Loss

Years Ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Commissions	$ 73,385	95,950
Trading fees	37,414	27,560
Interest	1,622	2,090
Other	13,411	10,350
Total revenue	125,832	135,950
Expenses:		
Employee compensation, commissions and benefits	189,014	148,854
Clearance fees	30,345	45,496
Other operating expenses	80,691	80,325
Total expenses	300,050	274,675
Loss before income taxes	(174,218)	(138,725)
Income taxes	-	138
Net loss	$ (174,218)	(138,863)

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2010	$ 70	501,753	(458,900)	42,923
Net loss	-	-	(138,863)	(138,863)
Contributions of additional paid-in capital	-	140,000	-	140,000
Balance, December 31, 2010	70	641,753	(597,763)	44,060
Net loss	-	-	(174,218)	(174,218)
Contributions of additional paid-in capital	-	165,000	-	165,000
Balance, December 31, 2011	$ 70	806,753	(771,981)	34,842

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (174,218)	(138,863)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Noncash capital contributions as offset for expense reimbursement	165,000	140,000
Depreciation	543	542
Changes in assets and liabilities:		
Cash deposit with clearing organization	(16)	(23)
Receivable from clearing organization	9,209	(9,031)
Receivable from parent	(1,127)	5,887
Other receivables	160	331
Other assets	(2,662)	(784)
Payable to parent	(24,293)	24,293
Accounts payable and other liabilities	2,258	(1,739)
Net cash provided by (used in) operating activities	(25,146)	20,613
Net increase (decrease) in cash and cash equivalents	(25,146)	20,613
Cash at beginning of year	33,173	12,560
Cash at end of year	$ 8,027	33,173

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements

December 31, 2011 and 2010

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Puritan Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Puritan Financial Companies, Inc. (the parent), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is organized for the purpose of providing securities transactions on an unsolicited basis for its parent's clients and in support of Puritan Financial Group, Puritan Investment Advisors, and Puritan Life Insurance Company.

The Company has a clearing agreement with Southwest Securities, Inc. to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company required substantial capital investment during 2011 and 2010 from its parent with the intention that the Company becomes self-sufficient. The Company looks to increase revenues through its existing alliances while prospecting new ones.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a trade-date basis as securities transactions occur.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures.

(d) Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent. The Company's financial statements recognize current and deferred income taxes as if the Company was a separate taxpayer, rather than a member of the parent company's consolidated income tax group.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(d) Income Taxes (continued)

existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits and penalties in other operating expenses.

For years before 2008, the Company is no longer subject to U.S. federal or state income tax examinations.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(f) Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be

(2) Net Capital Requirements (continued)

withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $5,000 under Rule 15c3-1(a)(2). At December 31, 2011, the Company had net capital of $20,035, which was $15,035 in excess of its required net capital. The Company's net capital ratio was 1.05 to 1.

(3) Related Party Transactions

The parent charges the Company for administrative services and overhead and pays all employees of the Company. These charges were approximately $185,000 and $142,000, respectively, in 2011 and 2010. In addition, effective August 2011, the parent reimburses the Company a portion of lease rental expense for space occupied by parent company employees. The parent is in a position to, and in the future may; influence the amount of payroll and administrative overhead charges to the Company.

The Company received capital contributions of $165,000 and $140,000 from its parent company in 2011 and 2010, respectively. In 2011 and 2010, these capital contributions resulted from offsetting the amounts the Company owed its parent for payroll and administrative overhead charges.

(4) Leases

The Company has an operating lease agreement for its office space that expires in 2014. Effective August 2011, the monthly rental charge decreased from $1,224 to $435. Rent expense for 2011 and 2010, respectively, was $9,953 and $15,028. Rent expense will approximate $5,200 for each of the three years subsequent to December 31, 2011.

(5) Deferred Income Taxes

The Company has experienced net operating losses totaling approximately $915,000 since inception. These losses were utilized on the consolidated federal income tax return each year; but since for financial statement purposes the Company is treated as if they are filing a separate income tax return, the net operating losses are available for carryover to future years. Therefore, a deferred tax asset of $252,006 and $311,240 at December 31, 2011 and 2010 was created; however, a valuation allowance has been established to fully offset this asset. The net change in the valuation account was an increase of $59,234 in 2011 and $46,978 in 2010. In assessing the realizability of deferred taxes, management considered whether it is more likely than not that the deferred tax asset will be realized.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(5) Deferred Income Taxes (continued)

The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the carryover period of the net operating losses which expire beginning in 2027.

(6) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 22, 2012, the date at which the financial statements were available to be issued, and determined that there are no items to disclose.

Supplemental Information

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net capital:		
Total stockholder's equity		$ 34,842
Deductions:		
Non-allowable assets:		
Haircut on cash deposit with clearing organization	$ (620)	
Other receivables	(2,461)	
Furniture and fixtures, net	(1,559)	
Other assets	(10,167)	
Total deductions		(14,807)
Net capital		$ 20,035
Aggregate indebtedness, as reported on the accompanying financial statements		$ 21,042
Minimum net capital required		$ 5,000
Net capital in excess of requirements		15,035
Net capital		$ 20,035
Ratio aggregate indebtedness to net capital		1.05 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

See accompanying independent auditors' report.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2011

The Company claims exemption pursuant to Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2011

The Company claims exemption pursuant to Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditors' report.

JRB&T

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin and Waco

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2012
DIVISION OF TRADING & MARKETS

February 22, 2012

The Board of Directors
Puritan Brokerage Services, Inc.:

We have audited the financial statements of Puritan Brokerage Services, Inc. (the Company) for the year ended December 31, 2011, and have issued our report thereon dated February 22, 2012. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 11, 2012. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were the intercompany allocation regarding salaries and benefits. We have reviewed the allocation to satisfy ourselves as to its reasonableness in relation to the financial statements taken as a whole.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Significant Audit Findings (continued)

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The following material misstatement detected as a result of audit procedures was corrected by management: to properly state salary expense and related payroll costs due to a change in the intercompany allocation of such items in the last quarter of fiscal year 2011.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 22, 2012.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content and methods of preparing the information to determine that the information complies with Rule 17a-5 of the Securities

Other Information in Documents Containing Audited Financial Statements (continued)

Exchange Act of 1934, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Directors and management of Puritan Brokerage Services, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Jaynes, Reitmeier, Boyd & Therrell, P.C.

Puritan Brokerage Services, Inc.
Independent Accountants' Report
on Applying Agreed-Upon Procedures
December 31, 2011

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin and Waco

Independent Accountants' Report
on Applying Agreed-Upon Procedures

The Board of Directors
Puritan Brokerage Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Puritan Brokerage Services, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. There were no adjustments reported in the Form SIPC-7.

4. We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, noting no differences.

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 22, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067656 FINRA DEC
PURITAN BROKERAGE SERVICES INC 20*20
16801 ADDISON RD STE 430
ADDISON TX 75001-5741

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
KATRINA STARKIE

2. A. General Assessment (item 2e from page 2) $ 200 -

B. Less payment made with SIPC-6 filed (exclude interest) (114.76)

____
Date Paid

C. Less prior overpayment applied ( )

~~D. Assessment balance due or (overpayment) 85.24~~

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 85.24

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 85.24

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PURITAN BROKERAGE SERVICES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of January, 2012.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 125,832
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		472
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		30,345
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		1,652
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)		13,411
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
Enter the greater of line (i) or (ii)		
Total deductions		45,880
2d. SIPC Net Operating Revenues		$ 79,952
2e. General Assessment @ .0025		$ 200

(to page 1, line 2.A.)

Puritan Brokerage Services, Inc.
Report on Internal Control Required by
SEC Rule 17a-5(g)(1)
December 31, 2011

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
www.jrbt.com

Offices in Austin and Waco

The Board of Directors
Puritan Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental information of Puritan Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above:

Improper Reporting of Allocated Costs

> The Company maintains an allocation agreement with its parent whereby payroll and certain administrative/overhead charges provided by the parent are charged to the Company on a monthly basis. In the last quarter of 2011, there was a change in the payroll allocation whereby the allocated percentage of certain payroll costs increased from 80% to 90%. The Company failed to record the additional expenses of approximately $4,000 as a result of this allocation change.

This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 22, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joyner, Reitmeier, Boyd & Thewell, P.C.

February 22, 2012